UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ZIMMER BIOMET HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16407
(State or other jurisdiction of incorporation)	(Commission File Number)

345 East Main Street

Warsaw, Indiana 46580

(Address of principal executive offices) (Zip Code)

Chad F. Phipps

Senior Vice President, General Counsel and Secretary

(574) 267-6131

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended______ .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Zimmer Biomet Holdings, Inc. (“Zimmer Biomet,” the “Company,” “we,” “our” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2022 to December 31, 2022.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “conflict minerals”).

Conflict Minerals Disclosure

We have adopted a policy statement on conflict minerals that is publicly available on our website at www.zimmerbiomet.com/corporate/suppliers.html.

We manufacture, or contract to manufacture, orthopedic reconstructive products; sports medicine, biologics, extremities and trauma products; craniomaxillofacial and thoracic products; surgical products; and a suite of integrated digital and robotic technologies that leverage data, data analytics and artificial intelligence. On March 1, 2022, we completed the spinoff of our spine and dental businesses into ZimVie Inc. (“ZimVie”), a new public company (the “Spinoff”). This report includes ZimVie-related suppliers that were utilized prior to the date of the Spinoff. We have determined that certain of our products contain conflict minerals that are necessary to the functionality or production of those products (such minerals are referred to as “necessary conflict minerals”). We engaged iPoint, a third-party consultant, to assist with our reasonable country of origin inquiry and due diligence process for calendar year 2022. With the assistance of iPoint, we conducted a good faith inquiry of the supply base that was reasonably designed to determine whether any necessary conflict minerals contained in our products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or were from recycled or scrap sources. As part of this inquiry, we conducted a supply chain survey of our direct suppliers using the iPoint Conflict Minerals Platform and the Conflict Minerals Reporting Template (“CMRT”) created and made available by the Responsible Minerals Initiative to collect sourcing information related to necessary conflict minerals in our products.

Based on the results of our inquiry, we had reason to believe that some conflict minerals may have originated in the DRC or an adjoining country and may not be from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of such necessary conflict minerals, as described in the Conflict Minerals Report attached as Exhibit 1.01 to this Form SD.

A copy of this Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.01, is publicly available on our website at www.zimmerbiomet.com (in the “Investors” section under the “Financial Information” caption and “SEC Filings” sub-caption).

The content of any website referred to in this Form SD or the attached Conflict Minerals Report, and any information accessible through any such website, is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report, nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of Zimmer Biomet Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 19, 2023

ZIMMER BIOMET HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary